UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Translation of registrant’s name into English)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive LLC

6671 S. Las Vegas Blvd.

Building D, Suite 210

Las Vegas, Nevada 89119

+1-702-761-6899

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Changes in Registrant’s Certifying Accountant

Engagement of New Independent Registered Public Accounting Firm

On February 13, 2026, DoubleDown Interactive Co., Ltd. (the “Company”) engaged KPMG Samjong Accounting Corp. (“KPMG”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ending December 31, 2026. The engagement has been approved by the Audit Committee of the Board of Directors of the Company.

The change was made in reference to the change in external auditor of DoubleU Games Co., Ltd., a Korean company and the controlling shareholder of the Company (“DUG”), which was mandated by the Act on External Audit of Stock Companies of Korea and the related regulations thereunder (collectively, the “Act”). Pursuant to the Act, the Securities and Futures Commission of the Financial Services Commission of Korea has appointed KPMG as the external auditor of DUG for the fiscal year ending December 31, 2026. As such, the Company determined that it would be in the best interest of the Company and its shareholders to engage the same auditor as its independent registered public accounting firm.

During the Company’s fiscal years ended December 31, 2025 and December 31, 2024 and the subsequent interim period from January 1, 2026 to February 13, 2026, neither the Company nor anyone on its behalf consulted with KPMG regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report was provided to the Company or oral advice was provided that KPMG concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or any “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).

Termination of Services of Independent Registered Public Accounting Firm

In connection with the engagement of KPMG, Samil PricewaterhouseCoopers (“PwC”) was dismissed as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2026.

The termination of PwC’s services will become effective upon the completion of PwC’s current audit of the Company’s financial statements for the fiscal year ended December 31, 2025 and the filing of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 with the U.S. Securities and Exchange Commission (the “SEC”).

During the Company’s fiscal years ended December 31, 2025 and December 31, 2024 and the subsequent interim period from January 1, 2026 to February 13, 2026, (i) there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of such disagreement in connection with their reports on the Company’s consolidated financial statements for the years ended December 31, 2024 and 2023, and (ii) there were no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F). The reports of PwC on the consolidated financial statements of the Company for the years ended December 31, 2024 and December 31, 2023 did not contain any adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

The Company has furnished a copy of the above disclosure in this report on Form 6-K (this “Form 6-K”) to PwC, and has requested that PwC furnish it with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter from PwC is being furnished as Exhibit 16.1 to this Form 6-K.

This Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-290402), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

16.1	Letter from Samil PricewaterhouseCoopers, dated March 9, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.

Date: March 9, 2026	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer